Exhibit 99.2

To: All Employees

From: Michael Neidorff

Subject: Centene To Combine With Health Net

Dear Colleagues,

I am pleased to let you know about some exciting news regarding Centene. This morning we announced that we have entered into a definitive agreement to acquire all of the shares of Health Net, Inc. in a transaction valued at approximately $6.8 billion including the assumption of debt. We believe this value-creating combination will bring together two top managed healthcare service providers to create a leading diversified multi-national healthcare enterprise. The press release is available on centene.com and an FAQ is attached for your reference.

For those of you unfamiliar with Health Net, it delivers managed healthcare services through health plans and government-sponsored programs in California, Arizona, Oregon and Washington. Among other things, Health Net provides and administers health benefits to approximately six million individuals across the country through group, individual, Medicare, Medicaid, dual eligible, U.S. Department of Defense, including TRICARE, and U.S. Department of Veterans Affairs programs. Importantly, Health Net shares our philosophy that quality healthcare is best delivered locally.

Bringing together Centene and Health Net will be a major win for all of our healthcare stakeholders. We know the Health Net management team well and respect their many accomplishments that have improved access to healthcare in the markets they serve. Combined, we will build on both companies’ shared commitment to working with providers and key community stakeholders to bring unique, cost-effective solutions for low-income populations through locally-based health plans and a wide range of specialty services that achieve better results for members and drive shareholder value.

I will serve as Chairman, President and Chief Executive Officer of the combined company, which will be headquartered in St. Louis. Jay Gellert, Health Net’s CEO, will assist to achieve a smooth transition.

As we have discussed, the healthcare market is shifting and through this transaction we are positioning Centene as a stronger provider of high quality, lower cost healthcare. Some benefits of the transaction include:

•	Adding incremental scale. Combined we will have more than ten million members across the country and we will increase our penetration in California, Arizona, Oregon and Washington. We expect to have approximately six million Medicaid members, making the combined company one of the largest Medicaid managed care organizations in the country. We will look to drive profitable growth by leveraging Centene’s local approach that provides members access to high quality and culturally sensitive health care services.

•	Increasing Product Diversity Across a More Comprehensive Portfolio. Health Net’s demonstrated commitment to risk-based provider arrangements is reflective of the market shift from volume to value and is anticipated to enhance Centene’s leading position in high quality, low cost access to government-sponsored programs. We believe that the addition of Health Net’s Medicare platform to our Medicaid programs, provide an opportunity for additional growth across the combined company’s markets. In addition, the combined company will have the ability to deploy its full portfolio of specialty services across all products and to provide an integrated offering that benefits its members, providers and other stakeholders.

•	Leveraging “best of both” capabilities and innovation to deliver affordable quality healthcare. The combined company would be positioned to provide its members access to more solutions, with opportunities for integrated specialty services across the entire enterprise. Together, we will scale Health Net’s programs that reach underserved communities and extend business lines for this constituency. Both companies have demonstrated success focusing on the subsidized portion of the Health Insurance Marketplace. We believe that by focusing on these government programs, we will enhance our combined innovative provider relationships that enable us to provide access to high quality, affordable healthcare.

This combination is about growth and we expect to create an even stronger base of employee talent by uniting our two companies. Importantly, Centene will continue to have a strong presence in local markets and employees will have expanded opportunities for personal development and career growth. Both companies have strong track records as employers and corporate citizens, and Centene will continue to maintain its commitment to community involvement and public health initiatives.

The key to our success has been – and will continue to be – our employees. Your dedication to helping bring our members quality healthcare has enabled us to achieve record results and this milestone transaction that better positions Centene for the future.

BUSINESS AS USUAL

We expect to complete the transaction by early 2016. The transaction is subject to, among other things, shareholder and regulatory approvals and other closing conditions. Importantly, until the closing of this transaction, Centene and Health Net will continue to operate as independent companies.

That means that it is business as usual at Centene and we should all continue to remain focused on our day-to-day responsibilities and business objectives. Our members and shareholders are counting on it.

Centene has a history of successfully integrating companies and our team knows what it takes to combine organizations smoothly. In the coming weeks, we will be forming teams to assist with the planning of our integration. We fully expect a seamless transition following the closing of the transaction.

NEXT STEPS

I look forward to discussing this news with you – stay tuned for information after the July 4th holiday for an all-hands Town Hall meeting. We will also continue to keep you updated on important developments as we move through the transaction process. If you have questions, please submit them to inquiries@centene.com.

We expect today’s announcement will lead to increased interest in Centene from the media and our investors. It is important that our Company speaks with one voice. If anyone from the investment community or media contacts you, please do not comment on the transaction and forward all external inquiries to Marcela Williams, SVP, Chief Communications Officer at marcwilliams@centene.com or 314-505-6502.

On behalf of the Board of Directors and management team, thank you for your hard work and for helping us provide better health outcomes for all our members at lower cost.

Sincerely,

Michael F. Neidorff

Chairman, President and Chief Executive Officer

Forward Looking Statements

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Centene, Health Net and the combined businesses of Centene and Health Net and certain plans and objectives of Centene and Health Net with respect thereto, including the expected benefits of the proposed merger. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the transaction; the possibility that the expected synergies and value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, changes in federal or state laws or regulations, including the Patient Protection and Affordable Care Act and the Health Care Education Affordability Reconciliation Act and any regulations enacted thereunder, provider and state contract changes, the outcome of pending legal or regulatory proceedings, reduction in provider payments by governmental payors, the expiration of Centene’s or Health Net’s Medicare or Medicaid managed care contracts by federal or state governments and tax matters; the possibility that the merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions, including the receipt of approval of both Centene’s stockholders and Health Net’s stockholders; the risk that financing for the transaction may not be available on favorable terms; and risks and uncertainties discussed in the reports that Centene and Health Net have filed with the Securities and Exchange Commission (the “SEC”). These forward-looking statements reflect Centene’s and Health Net’s current views with respect to future events and are based on numerous assumptions and assessments made by Centene and Health Net in light of their experience and perception of historical trends, current conditions, business strategies, operating environments, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this announcement could cause Centene’s and Health Net’s plans with respect to the proposed merger, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this announcement are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this announcement. Neither Centene nor Health Net assumes any obligation to update the information contained in this announcement (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Centene’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports on Form 10-Q and Form 8-K as well as in Health Net’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports on Form 10-Q and Form 8-K.

Additional Information and Where to Find It

The proposed merger transaction involving Centene and Health Net will be submitted to the respective stockholders of Centene and Health Net for their consideration. In connection with the proposed merger, Centene will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the stockholders of Centene and Health Net to be filed with the SEC, and each will mail the joint proxy statement/prospectus to their respective stockholders and file other documents regarding the proposed transaction with the SEC. Centene and Health Net urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov. These documents can also be obtained (when they are available) free of charge from Centene upon written request to the Investor Relations Department, Centene Plaza 7700 Forsyth Blvd. St. Louis, MO 63105, (314) 725-4477 or from Centene’s website, http://www.centene.com/investors/, or from Health Net upon written request to the Investor Relations Department, Health Net, Inc. 21650 Oxnard Street Woodland Hills, CA 91367, (800) 291-6911, or from Health Net’s website, www.healthnet.com/InvestorRelations.

Participants in Solicitation

Centene, Health Net and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of Centene and Health Net in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Centene and Health Net in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Centene’s executive officers and directors in its definitive proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2015. You can find information about Health Net’s executive officers and directors in its definitive proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2015. You can obtain free copies of these documents from Centene and Health Net using the contact information above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.